LEASE MODIFICATION AGREEMENT

(Norman Outlet)

This Lease Modification Agreement is made and entered into this 20 day of June, 2001, by and between HAROLD'S STORES, INC. (hereinafter referred to as "Harold's"), and 329 PARTNERS-II LIMITED PARTNERSHIP (hereinafter referred to as "329").

W I T N E S S E T H:

For and in consideration of the mutual covenants hereinafter contained, the parties agree as follows:

1. Recitations. 329 is the owner of the property described on Exhibit A to this Agreement (the "Outlet Property"). 329 leased the Outlet Property to Harold's by virtue of the Lease Agreement of May 31, 1996, and First Amendment to Lease Agreement dated December 30, 1997, each attached respectively as Exhibits B and C (the "Outlet Lease"). The Outlet Lease has been assigned as collateral to BancFirst ("BancFirst") to secure an obligation of 329 to BancFirst.

The parties have agreed to revise the terms of the Outlet Lease, upon the terms and subject to the conditions set forth in this Lease Modification Agreement.

    Modification of Lease. Effective June 1, 2001 (the "Effective Date"), the Outlet Lease is amended as follows:

(1) Premises. The Premises shall no longer include the third floor of the building housing the Premises. The parties stipulate and agree that the Premises shall be deemed to contain 13,062 square feet after the deletion of the third floor (the "Third Floor"). Landlord acknowledges acceptance of the Third Floor from Tenant in good and acceptable condition as of this date.

    Rent. The Base Rent is decreased from $7,008.83 per month to $5,986.75 per month. The Percentage Rent remains at 4% of gross sales. All other charges in Lease based on square footage will now be based on 13,062 square feet.

(3) Triple Net. The Outlet Lease remains a triple net lease.

(4) Common Area Maintenance. In lieu of all maintenance responsibilities for the parking lots included in the Premises, and all sidewalks, landscaping and lighting for the parking lots and the landscaping on the Premises (the "Common Areas"), Harold's shall pay 329 a common area maintenance charge ("CAM Charge") of $1,108.50 per month (computed at $1.00 per square foot of leaseable area within the Premises). Landlord shall be solely responsible for the maintenance and repairs of the Common Areas, and Tenant shall have no responsibility therefor. Such Landlord responsibilities shall include, but not be limited to, replacement of all dead shrubs, trees, etc., and seasonal plantings; snow and ice removal from parking lots, drives and sidewalks; graffiti removal (except from face of building); repair and replacement of all parking lot control gates; and providing parking tokens for Harold's customers. The maintenance responsibility does not include the pots on the east of the Premises or the planter on the west. The parties contemplate executing a similar CAM agreement to cover the parking lot to the east of the Premises ("Harold's Square") when the lease of Harold's Norman store is revised. For a period of six (6) months from the date of this Agreement, and for no additional fee, 329 shall maintain Harold's Square as if it were included in the Common Areas. The CAM Charge shall be adjusted annually to account for changes in the Consumer Price Index. Such adjustment shall be made by adding the CAM Charge to the sum determined by multiplying the initial CAM Charge by the percentage that the Consumer Price Index for the anniversary date has increased over the Consumer Price Index for June, 2001; provided, however, in no year shall the CAM Charge increase by more than 5% from the previous year's CAM Charge. In further consideration for such payment, and in consideration for the parking lots on the Premises being made available for customer parking for all other businesses located in the Campus Corner Historic District, 329 shall permit Harold's customers to park in all parking lots maintained by 329 in the Campus Corner Historic District. For the purposes hereof, Consumer Price Index shall mean the Consumer Price Index, Dallas-Ft. Worth, Texas, All Urban Consumers, all items (base index year 1982-84=100), as published by the United States Department of Labor, Bureau of Labor Statistics. If the Consumer Price Index shall become unavailable, Landlord shall substitute therefor a comparable index based upon changes in the cost of living or purchasing power of the consumer dollar published by another government agency; if no index shall be available, then a comparable index published by a major financial institution, University or a recognized financial publication.

(5) Taxes and Insurance. Notwithstanding the provisions of the Outlet Lease, as of the Effective Date, the Landlord shall be responsible for 12% of the taxes and fire and extended coverage premiums, and the Tenant shall be responsible for 88% (based upon the relative square footage of the Premises to the Third Floor retained by Landlord). Landlord shall assume the responsibility for paying the taxes and fire and extended coverage premiums; provided, that, monthly, the Tenant shall deposit with the Landlord one-twelfth of the amount Landlord estimates is required, annually, to pay the taxes and the insurance premium. Annually, Landlord shall reconcile the monthly insurance and tax payments against the actual insurance premium and tax assessment, and notify the Tenant if there is a deficiency or surplus. If there is a deficiency, Tenant shall pay same within five (5) days; if there is a surplus, Landlord shall credit the surplus against the following year's monthly installments of insurance. The Tenant shall not be entitled to interest on the insurance and tax deposits.

(6) Utilities. The Premises and the Third Floor are not separately metered for utilities. As of the Effective Date, and until separate meters are installed, the Landlord shall be responsible for 14.6% of the utilities to the building where the Premises are located, and Tenant shall be responsible for 85.4%; provided, however, if the Third Floor is vacant, Tenant shall pay 92.7% and Landlord shall pay 7.3% of such utilities, if the Third Floor thermostat is kept at no more than 60E in the winter and no less than 80E in the summer. Landlord shall cause all utilities to be placed in Landlord's name. Upon receipt of such utility bills, Landlord shall provide Tenant with an itemized breakdown and statement for Tenant's share of the bills. Tenant shall pay same to Landlord within ten (10) days after receipt.

(7) Roof and Exterior Walls. Confirming Section 6.3 of the Outlet Lease, the Landlord shall maintain the roof and exterior walls of the Premises.

3. Construction. 329 shall remodel the building where the Premises is located to permit separate, secure entrances for the tenants of the third floor and Harold's. Such construction shall be completed in accordance with the plans and specifications attached hereto as Exhibit D at the sole cost and expense of 329 and in a manner so as to not unreasonably interfere with Harold's business in the Premises. At all times during construction, 329 shall cause the Premises to be separated by a sheetrock wall from the areas of the building under construction. 329 shall pay for any damage to Harold's Premises caused by such construction. Such construction shall be completed in ninety (90) days from the date of this Agreement (the "Completion Date"); subject, however, to extension for force majeure. Harold's shall receive a credit against rent of $50.00 per day for each day the construction continues beyond the Completion Date, since it is important to Harold's that the construction be completed before the University of Oklahoma students return for the fall semester.

4. Condition. This Agreement is expressly made conditional upon 329 obtaining the consent of BancFirst to the amendments to the Outlet Lease. In the event such consent is not obtained by the Effective Date, this Agreement shall be null and void, and each party shall be released from any further obligation hereunder.

5. Other Provisions. All other provisions of the Outlet Lease not specifically amended herein shall remain in full force and effect. In the event of any inconsistency between the terms and provisions of such Lease and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control.

    Miscellaneous. It is further understood and agreed as follows:

6.1 Time. Time is of the essence of this Agreement.

      Severability. If any provision of this Agreement shall be held to be void or unenforceable for any reason, the remaining terms and provisions hereof shall not be affected thereby.

6.3 Attorney's Fees. In the event either party hereto files suit in order to enforce or interpret the terms and provisions of this Agreement, the prevailing party in such litigation shall be entitled to recover from the other its reasonable attorney's fees and expenses incidental to the litigation.

6.4 Binding Effect. The provisions of this Agreement shall inure to the benefit of and bind the executors, administrators, successors, heirs and legal representatives of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

"HAROLD'S" HAROLD'S STORES, INC.

By:

Title:

"329" 329 PARTNERS-II LIMITED PARTNERSHIP

By: 329 Holdings, L.L.C., General Partner

By:

H. Rainey Powell, CEO Manager

EXHIBIT A

TO

LEASE MODIFICATION AGREEMENT

THE PROPERTY

TRACT ONE: The East 195 feet of the South 3/4 of Lot Eleven (11), in Elmwood Addition to Norman, Cleveland County, Oklahoma, according to the recorded plat thereof; TRACT TWO: The West 115 feet of Lots Thirty-One (31) and Thirty-Two (32) and the South 3.8 feet of the West 115 feet of Lot Thirty-Three (33) in Block One (1) of Larsh's University Addition to the City of Norman, Cleveland County, Oklahoma, according to the recorded plat thereof; including all improvements, structures and fixtures thereon, and all easements appurtenant thereto, and all right, title and interest of the Seller in and to all land lying in the bed of any street or easement adjoining the property (the "Outlet Property").